Exhibit 99.3

23andMe 2021 Investor Presentation Transcript

EVAN LOVELL:

00:00:10:06	Welcome to the 23andMe investor presentation. Thank you very much for joining us today and listening to the presentation. I'm Evan Lovell, the Chief Investment Officer of Virgin Group and the Chief Financial Officer of VG Acquisition Corp., our SPAC. Your presenters today will be Anne Wojcicki, the co-founder and CEO of 23andMe, Steve Schoch, the Chief Financial Officer, and Kenneth Hillan, the Head of Therapeutics.

00:00:35:14	They will take you through the presentation. But before they do that, I wanted to just pause and give you a quick snapshot of what our investment thesis is for 23andMe and why we're so excited about partnering with this company to help them go public.

00:00:49:05	First of all, we've had the privilege of knowing 23andMe since 2007, when we invested in their Series A. And we've seen from that period of time how Anne and her management team have purpose built this company from day one to where it is today.

00:01:04:22	And where it is today right now is a significant foundation to grow the

PG. 2

business in both the consumer side and the therapeutic side. So for our investment thesis, we think the company has a significant opportunity to disrupt healthcare using the power of genetic data for their customers.

00:01:23:15	The second one is that the company has built the world's premier re-contactable genetic database. This has built a very large moat, which will be incredibly expensive and difficult for any other company to duplicate. The other one is we at Virgin invest behind consumer brands.

00:01:44:11	And we think that 23andMe has built one of the truly trusted consumer brands in healthcare. And you'll see as Anne and the team go through the information, the level of customer engagement that they have here is really significant. It gives them ample opportunity to continue to grow revenue in multiple areas in their consumer side.

00:02:07:03	And then, of course, there's the therapeutics effort the company has. We believe that there's significant value that has been built there today and a lot of room to run going forward. And this has been validated from a diligence perspective by the collaboration that they've formed with GSK.

PG. 3

00:02:23:24	And then finally, we think that this is a world-class management team. They have deep bench strength, both on the consumer side and the therapeutic side, and we think that they will articulate the vision of this company for the public markets and be able to execute and create significant value going forward.

00:02:41:24	The final thing that I'll say is that we're raising the $250 million pipe. $50 million of that will be subscribed by both the Virgin Group and Anne personally. So $25 million each. And with that, I'm really pleased to introduce Anne and the rest of the team to take you through the story. Thank you very much.

ANNE WOJCICKI:

00:03:03:03	Thank you so much, Evan. Before we kick off, I really just want to talk about one of our core values. And that is that behind every data point is a human being. And one thing that we find in this day and age where we talk about big data sets and data's the new currency, is that behind all that data, are people.

00:03:25:24	And the one thing that I've learned over the last 14 years of running 23andMe is just how powerful genetic information is for people. And that

PG. 4

we really change lives. We change lives when we tell someone something important about their ancestry, or when we connect family members.

00:03:45:07	Or when we tell someone about a BRCA mutation and they have to go and get a mastectomy. The genetic information that we give back to people is incredibly meaningful. It's the digital representation of them. And so a lot of this world now, we talk about big data.

00:04:03:08	And big data's really important for being able to understand what the human genome means. But I just want to emphasize to my investors and to my customers that the way we make decisions is always about what's in the best interest of our customer.

00:04:18:22	And while big data's important, we never lose sight of the fact that, behind every data point, is a human being. So I want to start also with our mission statement. Our mission is to help people access, understand and benefit from the human genome.

00:04:34:05	And what people know about us mostly is this kit on the left. They know that you can order a kit, that we've done spit parties, that you can learn

PG. 5

about yourself. And that really is about the access and the understand. But what people don't know as much about us is how we're helping everyone benefit from the human genome.

00:04:53:15	And the way that we're helping people benefit from the human genome is allowing our customers to opt in to research. And what we've been able to put together now is a community of ten million people who are all engaged in research and interested in saying, "How are we going to benefit from the human genome?,” whether that's about how we're changing healthcare, how we're changing research, or how we're changing drug discovery.

00:05:22:08	So one thing I think that we can all relate to is that the healthcare system today is less than ideal. It's widely a B2B business. It is not personalized. We've all had the experience of taking a medication that doesn't work for us. It's not fun.

00:05:41:02	I used to be an investor in healthcare companies. And the one thing that I learned when I was investing in healthcare companies was that there was this opportunity that came with human genetic information to potentially

PG. 6

drive a whole new, personalized kind of system.

00:05:58:22	And I saw this happen in 2003 when the genome was first sequenced. And Francis Collins came out and said healthcare's going to dramatically change. And it's going to dramatically change from having it be personalized, having diagnostics, being able to prevent disease, and then being able to potentially treat and cure all other diseases.

00:06:20:11	And so I was super excited. But what happened years after that is I found that the system as it is never adopted genetic information. And so a lot of the origins of 23andMe and why we started the company was really about how do I take this incredibly powerful technology, and actually put it in the hands of individuals, and then apply it for us to have a better healthcare system and a better drug discovery process?

00:06:46:15	So what I learned also while I was investing was that healthcare as a $4 trillion system has no real incentive to change from within. And that if you want to change healthcare, you have to change from the outside. You have to create an external force that causes that change.

PG. 7

00:07:06:16	So what 23andMe from day one has envisioned is how do we empower consumers at scale to drive change in healthcare? And the reason why we're so excited today about partnering with Virgin is because the way you empower customers at scale is by having a consumer brand.

00:07:26:19	And what Virgin has done spectacularly well is change things like travel. They made it fun. They took an old industry and they totally changed it by thinking first about the consumer. And that's exactly the approach that we want to take to how we're actually thinking about healthcare as well as drug discovery.

00:07:45:08	How do we, consumer first, think about how we can disrupt and really create a whole new type of better system. So the way that we get to consumers at scale is by being direct to consumer. And the one thing that I've realized over time is that if you want to have better healthcare, it cannot all be predicated on a one-to-one relationship with a physician.

00:08:08:17	You have to be able to find ways that you can leverage technology to scale the distribution of care and information. So what 23andMe has done by being a direct to consumer company is we've pioneered a path

PG. 8

for people to get access directly to incredibly important information about themselves.

00:08:28:12	So I'm incredibly proud of the six FDA authorizations that we have that cover topics like carrier status and pharmacogenetics and significant health risks like breast cancer. So we've pioneered how this information can go directly back to healthcare.

00:08:45:24	And the vision that we have is that, if you want to really be able to change healthcare, you have to find ways to scale. And you have to scale by being direct to consumer. I'm incredibly proud that a lot of our customers are learning incredibly meaningful information about themselves.

00:09:03:26	Over 80% of our customers receive a report with a meaningful genetic variant. So I think back on that vision from 2003, when Francis Collins talked about the potential of human genetic information. And talked about the ability to predict and to prevent and to actually revolutionize treatments.

PG. 9

00:09:23:14	We're executing on that vision now by giving genetic information back to our customers and helping them get really meaningful information about themselves. So what I'm also really proud of is the 6,000 number. The fact that over 6,000 of our customers have potentially received a BRCA report.

00:09:41:15	Now, BRCA's associated with breast cancer. And that means that I have thousands of my customers who learn about a very high risk and have the opportunity to potentially take a preventative action. And what I also know is that a number of those customers never would have qualified to get access to this testing under the existing insurance guidelines.

00:10:04:24	So right here, part of the reason why I'm so passionate about what I do and coming in every day is because I'm giving my customers incredibly meaningful information about them that lets them take a proactive action to improve their health and, in some cases, save their lives.

00:10:23:04	I couldn't do any of this without a fabulous team. I'm incredibly proud of some of these people I've been able to work with for over a decade. We've also been able to pull together people from the tech world, the

PG. 10

healthcare world and the biotech world.

00:10:38:18	And all of those worlds are quite different. And so having the experience now of having for over a decade working with these three very different cultures and putting them together into a true technology-enabled healthcare company is phenomenal.

00:10:57:05	So it's given us a huge edge by being able to bring together all of these teams and having that experience of working together. I also want to highlight my investors. I'm really proud of having a number of investors who have stood by us since the very beginning.

00:11:12:14	So Evan already talked about Virgin, which came in in the Series A, as well as companies like Google, NEA and Genentech. Now, NEA actually participated in every round since the Series A and was so passionate about their shares, they transferred them over to NewView.

00:11:28:22	I'd also love to highlight Genentech. I contacted the former CEO of Genentech back when we were starting the company and we went in to pitch. And in that meeting, he brought Richard Scheller, Hal Barron and

PG. 11

Kenneth Hillan. And we presented what Evan calls the purpose-built vision.

00:11:45:28	We presented the idea that we are going to crowdsource. We're going to empower customers, we're going to crowdsource research, and we're going to have a huge impact on healthcare and drug discovery. And so from that meeting, I now have the incredible privilege of having Richard Scheller on my board and Hal Barron as my partner at GSK, and Kenneth Hillan in the company, running my therapeutics team.

00:12:10:13	So the position the company's in today is we're really at critical scale. We have the size and the community and the power to really have a significant impact on healthcare and on the therapeutic discovery. So what fascinated me back on that day in 2003 when I saw the human genome first sequenced was in some ways the simplicity of it.

00:12:35:04	That A, C, G and T that make up all of life, has incredible diversity. And if you think about it, it's just four base pairs that can create lions or bananas or you. And so what's so fabulous to me is that we have this code.

PG. 12

00:12:56:04	It’s such a simple code. And I want to understand it. And the way that you understand a simple code like that is with data. But you need a significant amount of data. And what I see as this tremendous opportunity for us is to really understand what does the human code mean for us?

00:13:14:06	How one day can we actually go from your genetic sequence to being able to predict human biology? And when you can do that, you really have that opportunity to revolutionize the diagnosis, prevention and treatment of most, if not all, human disease.

00:13:31:22	So where we are today is we have over ten million customers. And the power that comes with over ten million customers is that we're at scale for research. So Kenneth has the ability now to do research on all diseases over 0.1% prevalence in the population.

00:13:49:22	That means that I'll have over 10,000 customers with all diseases, all over 0.1% prevalence. So it allows us to do research in a whole new way that's almost like a Google query. Kenneth can come and say, "I'm curious about this topic," and we can run an analysis.

PG. 13

00:14:07:09	And so much of research typically has a huge cost of just how do you find the people? How do you enroll them? You have to consent them. Whereas what we have the ability to do, we already have these millions of customers. They've had the opportunity to opt into research, been consented.

00:14:25:00	And now, we have the ability to really leverage the analytical expertise that we have and start making discoveries. So we also have this ability now to analyze all this data and pull it through for therapeutic discovery. And I'm really proud of the over 30 programs we have. Kenneth will be able to talk about those in a little bit.

00:14:44:08	Last, one area that I'm incredibly passionate about, again, hearkens back to that vision in 2003 about how am I actually going to help my customers be healthier? It's a huge opportunity that comes from genetics. We all know that we have risks.

00:15:01:16	But what are those risks? And how do we actually manage them? And then how do we actually be healthier? And so now, I have the critical size

PG. 14

and scale with over ten million people, going back to that key tenet of the company, I have scale.

00:15:16:11	And what we're introducing and what you'll hear me talk more about is how do I empower all of my customers to leverage the important genetic information they've learned about themselves, to actually be healthier and potentially prevent disease.

00:15:29:26	I don't want to just treat disease, I want to help my customers prevent and be healthier. So what we've built here again goes back to the idea that Evan talked about, the purpose-built company. This slide is almost the same type of slide that we presented back in our Series A.

00:15:47:12	How is it I empower? I have over ten million customers, I ask them if they want to opt into research, I have over 80% of my customers opting into research, and then I ask them to take surveys. And over 30,000 surveys come in every single day.

00:16:03:15	So huge amounts of information are coming in. And the reason why people do this is because of the flywheel. Because I ask my customers to

PG. 15

give me information, but then I give them something back. So I have the analysis machine. And then I translate all of this data into either therapeutic programs that Kenneth can work on, or novel consumer products that go back to my customers.

00:16:27:26	And one of the best examples of this is actually our ancestry composition product, where in the early days, it was relatively rudimentary. But after being able to analyze the data more and more, I'm able to give my customers back a much better experience.

00:16:42:01	So again, a key tenet for us in this entire consumer-powered healthcare flywheel is that my customers are always our partners in research. They're not a subject. So this is where we want to make sure our customers are always benefiting from the human genome.

00:16:58:12	The ancestry product is a really fun product that has encouraged a number of people to sign up. And in some ways, it's been the easiest way to help people understand what do they get from genetic information. And what they learn is about their genetic ancestry.

PG. 16

00:17:14:23	And I think we've probably all heard stories about people who think that they understand what their ancestry is, but then they learn about their DNA and they realize that there's a difference between what is in their DNA versus what they actually thought.

00:17:27:20	And so people also have the ability then to find relatives. And so even I, I found a first cousin on 23andMe. So people every day are finding that they have additional family members. Some people are reconnected with their parents or siblings. So we have all kinds of stories of people coming together and finding each other through 23andMe.

00:17:50:07	The ancestry information is really fun for people. And it's widely discussed, but it's not just out there as part of a cocktail conversation. Your ancestry information is really important for your health. And if you think about when you go to the doctor, one of the first things that your doctor asks you is about, "What is your background? What is your ancestry?"

00:18:11:23	And the reason why they do that is because your ancestry can potentially predict whether or not you're higher risk for certain kinds of conditions.

PG. 17

And one disease area we already talked about is breast cancer and BRCA. So BRCA, for instance, there's three common mutations that are more common in the Jewish population.

00:18:30:02	And so a lot of insurance guidelines make a requirement to get access to that testing to know that you actually have Jewish ancestry. But what 23andMe has found is that 20-30% of our customers never knew they had Jewish ancestry, but they have that BRCA mutation.

00:18:49:08	So I'm really proud of the company that what we're doing is we're helping our customers identify really important mutations about themselves. And they can go on to take meaningful medical actions. And what I'm also really proud of is we've enabled access.

00:19:07:00	Again, going back to our mission statement about helping people access and understand this information, we've enabled access. And the rest of the system, the insurance system as it is today, often blocks that access. And that's specifically something that we are trying to solve.

00:19:22:19	We want to empower our customers to access this information. The

PG. 18

health service is the heart and soul of what we're doing. And again, going back to that vision in 2003 about helping our customers potentially prevent disease, learn about your genetic risks, understand what is it that all of us were born with.

00:19:44:01	We're all born with different risks. We all have different things that we should be focusing on. And so this health service divides up into four categories for our customers. First is the health predispositions. So areas like chronic kidney disease or type II diabetes or the BRCA variance for breast cancer.

00:20:02:19	We have a second section called wellness which is really about things like saturated fat and your genetic weight. The third area is carrier status. And that really involves pre-pregnancy planning. So, you know, conditions like Sickle cell or cystic fibrosis.

00:20:20:00	And last is pharmacogenetics. And this is an area I'm incredibly passionate about because so many medications actually have genetics integrated in the label, but it's very rarely used where you actually understand what your genes are and whether or not you should take that medication.

PG. 19

00:20:39:14	So we've all had that experience of taking a medication that doesn't necessarily work well for us. And sometimes that's because of just the medication. But sometimes, it actually comes from something in your DNA. And so this is something we want to empower our customers to be able to get access to this information and actually connect it with the prescriptions that they're getting.

00:21:00:17	So last, a key compartment of 23andMe and a key reason why we're so excited about partnering with Virgin here is that we want to make this a fun and exciting experience for our customers. It's not just about your health side and disease risk.

00:21:17:10	It’s about all of you. And when you think about all of you, it's not just your health. We want to be able to tap into the curiosity that all of us have about life. So things like, are you a morning person or a night owl?

00:21:32:26	You know, why do some people love chocolate ice cream versus vanilla? Like, holy cow. There's a genetic connection to chocolate ice cream

PG. 20

versus vanilla. There's things like Neanderthal score. Super fun for people. So part of the purpose of 23andMe is to engage people in understanding that the diversity that comes through our DNA leads to this spectacular diversity in life that makes us all good at different things and makes us all appreciate different things.

00:22:01:21	My favorite thing that my kids like to remind me, there's actually genetics about why some people don't like brussels sprouts. And so again, a key component. There's things like that, again, impact your daily life. Not medically-relevant, but fun.

00:22:19:04	So the fun component of 23andMe makes our customers engaged. So over seven million of our customers logged in in 2020. And over 60% of our customers from before 2015 also logged in in 2020. So why do these people come back? They come back because we're giving them meaningful information about themselves.

00:22:40:07	But we're also giving them fun. And again, the two together is a critical component of the product and why we're engaging and why we have a strong relationship with our customers and we are trusted. What we've

PG. 21

also found with our customers is that they get this genetic information and they want to make a change.

00:23:00:24	So when we surveyed our customers, over 75% of our customers already reported taking a positive health action. Things like trying to eat healthier, trying to change how they're exercising, trying to stop smoking. So what I find is the genetic information is so powerful because it gives you an opportunity to potentially change your environment.

00:23:22:13	And if you change your environment, you have that opportunity to potentially prevent disease. 23andMe recently launched a subscription product with the idea that we want to help our customers benefit more and more from the genetic information.

00:23:38:12	And so the first step for us is providing additional content. So the additional content was one of the main things when we surveyed our customers that they asked for. They want to keep learning more about themselves. So I want to point to the polygenic risk scores on the bottom because this is a key component of our subscription service.

PG. 22

00:23:57:19	What we have found in this flywheel that we talked about earlier is that we have the ability to do incredible amounts of research and put this back to our customers. So polygenic risk scores look at not one genetic mutation, but hundreds of thousands of mutations.

00:24:14:08	And it helps you understand who really is at higher risk for conditions, common conditions like type II diabetes or coronary artery disease or LDL cholesterol. So we're able to generate these scores for our customers based on all the data that we have.

00:24:31:13	So we recently launched the subscription product, and I'm really happy to see our customers engaged. This has been a soft launch. It only came out in October. We plan to officially launch this sometime in the first half of the year. But we already have over 75,000 subscribers.

00:24:47:26	So it speaks to me that our customers are hungry to do more. The information we're giving today is really exciting. But they want to do more with it. And that's exactly what we're executing on. We're going to create an entire product and subscription experience that is going to help our customers do more.

PG. 23

00:25:07:22	So the era that's coming that, again, I think back, I've been dreaming about this since 2003, how do you actually have personalized healthcare? How is it that I can go into my doctor and have a very different experience than everyone else that's out there, and ground it in my genetic information?

00:25:27:06	So the beauty of genetics is it does make us different. It makes us unique on day one. So we're all so spoiled these days of actually, you know, when I go shopping or when I'm watching TV, we're used to having a personalized experience. My kids do not like it when the TV is set to my name and not theirs because it's a very different type of experience.

00:25:49:06	The same thing with your health. And genetics gives us opportunity for each of us to have a truly personalized healthcare experience. Understand what your risks are, and then how do you focus there? And how do you really manage to those risks so you can actually prevent disease?

00:26:07:21	What I'm thrilled to be getting into is really, again, the vision from day

PG. 24

one. How do I leverage all this genetic information and do more with it? I want to benefit from the human genome. I want to actually get this information and know, "How is it integrated with my prescriptions?”

00:26:25:00	"How is it integrated into my primary care? How can I do more with the genetic information that I have?" So what's happened for years is we've realized that physicians just are not trained on genetics. The system is not structurally set up to understand how to use this information.

00:26:42:18	Doctors are mostly trained on how to treat disease, not about how to prevent. So what 23andMe is going to own is the genetics-based primary care experience, leveraging all this information that our customers have to create unique protocols about how you actually help them prevent disease, based on the genetic information, as well as all the lifestyle information that we're collecting.

00:27:10:16	So your wearable information now has a real purpose. How do you integrate that wearable information if you know that you have a high risk for a certain kind of disease? And are you making progress? And that's where we think about a medical record that is not just about your illness

PG. 25

and not just optimized for billing.

00:27:28:15	But a medical record that really is reflective about you, your underlying risks, and what you are actually doing on a daily basis to be healthier. So one of the core things that my marketing team loves to say is health happens now.

00:27:43:20	Your health is not something you wake up and you just do one day. It's the sum of every day of your life. And so that's what we want to engage our customers in. How is it that we can help you be healthy every day and have that ultimate outcome where you're actually healthy at 100?

00:28:02:20	So with that, I have the great pleasure of handing over the mic to Kenneth Hillan. Like I said, Kenneth has been able to see the company evolve over the last decade. He heard the Series A pitch where we talked about the theoretical idea of bringing customers together, giving them an opportunity to participate in research.

00:28:22:24	And then using all of this data to help our customers ultimately benefit from the human genome. And with that, we actually have a thriving and a

PG. 26

truly incredibly therapeutics program that leverages the genetic data. And my hope here is that we are truly transforming the drug discovery process by leveraging the genetic insights that we have. And that we will be helping our customers benefit from all these therapeutic programs by creating truly personalized medications that are going to help them treat a disease when they have it. With that, Kenneth. Thank you.

KENNETH HILLAN:

00:29:00:04	Thanks, Anne. I'm Kenneth Hillan. I head up Therapeutics at 23andMe. And I'll be sharing why we believe that the genetic discoveries from the 23andMe database have the potential to generate truly important and meaningful therapeutics that will help customers and patients to benefit from the human genome.

00:29:19:03	As Anne mentioned, we first met when she visited Genentech to do her Series A pitch. And she shared then her vision-- that she thought the combination of genetics and customer powered research would turn the therapeutics business model on its head.

00:29:33:23	And in therapeutics at 23andMe, we're entirely focused on turning that vision into a reality. So a core problem at the heart of the pharmaceutical

PG. 27

industry is that 90% of the projects that we start ultimately fail. Only 10% of the product candidates ever make it across the FDA finish line.

00:29:56:06	And it takes on average seven years to advance a program from discovery idea just into entering the clinical trials phase. When the costs then of the successes are burdened by those of the programs which fail, the average cost of bringing a new product to market in 2021 is close to $3 billion.

00:30:16:09	We see this combination of high product development costs, protracted life cycle times and low probability of success actually as an unprecedented opportunity for 23andMe to truly transform the therapeutics industry. And that's because we believe there's a very different and much more productive way to discover and develop drugs based on the power of human genetics.

00:30:39:20	So we use human genetics to reveal all the genes that are perturbed in the causal pathway of a given disease. This provides us, if you will, a map of all of the genes causing a disease. And allows us to ask a very critical question. If we were to modulate the function of any of those genes in the opposite direction from that which causes the disease, could we treat

PG. 28

or cure the disease?

00:31:06:19	So starting with this disease road map, based on human genetics, we can significantly shorten the drug discovery timeline. And we also know, based on publications, that it increases the probability of success because drugs that are validated by human genetics are twice as likely to succeed as those that are not.

00:31:28:03	At 23andMe, we integrate this powerful approach of using human genetics into a portfolio that prioritizes programs based on power, need and speed. We combine the unique statistical power of our data in areas of highest unmet medical need, with programs that have the potential to progress to clinical proof of concept at speed.

00:31:52:00	As one example, we advanced our anti-CD96 program from concept to first in human in just four years. And we're leveraging the extraordinary data platform that we have to prosecute the very best programs from across hundreds of medically-important diseases.

00:32:09:19	Our scale enables us to conduct genetics research across multiple

PG. 29

diseases based on the genotypic and phenotypic data that we collect in both European and non-European populations. Our phenotypes, as shown on the left, cover a range of common and rare diseases with the customer numbers for each of those highlighted here.

00:32:32:23	Our deep phenotyping provides an understanding of the mechanisms across multiple diseases and can also help to identify potential safety concerns at a very early stage of a program. We can recruit customers for clinical trials based on their genetics.

00:32:49:12	And we can also recruit customers for research studies to make important breakthroughs and medical advances. One really great example of that was the 2020 COVID-19 study that our research team ran. From kicking off that program to enrolling 750,000 customers took just 90 days. Real-time clinical research.

00:33:10:18	Over time, more than one million customers participated in that study. And our study, which is now published, contributed to new discovery including genetic risk factors for developing more severe COVID-19 infections or increased risk of hospitalization.

PG. 30

00:33:26:20	We identify our drug targets through genome-wide association studies, or GWA studies. These studies identify the inherited genetic variants that are associated with risk for a disease. These variants are also known as GWAS hits. And these are hits which have reached statistical threshold for achieving genome-wide significance at a P value of five times N to the minus eight.

00:33:52:06	The left-hand graph plots the number of GWAS hits over time. And you can see that the hits in the database at 23andMe are continuing to increase in a linear fashion. And the curve shows no evidence of flattening out. The right-hand graph then illustrates how does growth translate for one of our medical phenotypes.

00:34:11:04	And we have more than 1,000 medically relevant phenotypes in the database. In this case, I'm showing osteoarthritis. The GWAS hits are represented by red, vertical lines plotted by chromosomal location on the X-axis. And these plots are known as Manhattan plots.

00:34:29:20	You can see in 2016 when the database was much smaller we had just

PG. 31

one GWAS hit. But the number of hits has increased considerably over time since then. And by growing the database to over ten million customers, we dramatically increase the power to identify causal variants and potential drug targets that could be driving the disease.

00:34:50:13	Given the fact that human genetics can double the probability of success, a number of companies are trying to use the power of human genetics for the purposes of drug target discovery. But what truly differentiates 23andMe is that we can process and analyze human genetic information across hundreds of diseases at a truly unprecedented scale.

00:35:12:03	So at the top of this filter, we literally are filtering every six months tens of thousands of GWAS hits to identify the best in class drug targets in key areas of unmet medical need. At each step of this funnel, we're seeking to de-risk our targets, moving from that GWAS hit to the gene, and then from gene to function.

00:35:33:12	And then triangulating all of this genetic information with our understanding of biology to prioritize the most druggable targets. The breadth of our data allows us to interrogate any given gene in a

PG. 32

phenome-wide association study, or PheWAS study showing in the box, three from the bottom.

00:35:52:25	This is important because it can uncover additional clinical indications, also known as product life extensions. It may allow us, for example, to move forward to any small indication quickly so that we can get to proof of concept and de-risk a program.

00:36:08:07	We can also identify potential on target safety concerns all before our scientists ever pick up a pipette. We entered into what was a truly strategic collaboration with GSK in 2018. And it's been transformative for therapeutics at 23andMe.

00:36:25:17	It's enabled us to build our internal therapeutics team and a portfolio of programs. We have about 100 scientists working in therapeutics with full capabilities for drug and antibody discovery, as well as all of the phases of early clinical drug development.

00:36:42:27	The collaboration has been much more productive than either party imagined and has validated the enormous value of the 23andMe

PG. 33

platform. Together with GSK, we have initiated an excess of 30 programs for the database. And in addition to the 30 programs shown here, GSK is also carrying forward a number of programs unilaterally, where 23andMe has the opportunity to collect a royalty if that program is ultimately successful.

00:37:08:14	We carry 50% of the costs in the programs we participate. And it's also 50% in terms of profit sharing at the back end. And I think it's worth pausing to think that, really, the 23andMe platform is now one of the cornerstones of the future pipeline of a company, GSK, with a market cap of $100 billion.

00:37:25:28	We've built an exciting pipeline across multiple therapeutic areas, including, as you can see here, immuno-oncology, cardio metabolic diseases, and autoimmune and inflammatory disorders. We initiated a phase one clinical trial for our most advanced anti-CD96 program in collaboration with GSK.

00:37:45:17	It's an immuno-oncology, or IO program, and we are seeking to treat patients there with advanced, solid malignancies. In addition to the

PG. 34

collaboration with GSK, we have proprietary programs at 23andMe and our second most advanced program, also in immuno-oncology, P006, advanced just recently into IND-enabling studies. And we anticipate moving forwards to clinical trials later this year.

00:38:10:11	On the next few slides, I'd like to highlight a couple of those programs. So why immuno-oncology? Well, we believe there's a high unmet medical need for new therapies that can help patients to manage their cancers. We also believe there's a very significant commercial opportunity for a differentiated immuno-oncology product, given projected total global sales for IO programs of over $40 billion in 2021.

00:38:35:05	Our team made a very unique discovery in our database in that targets of successful immuno-oncology therapies show a very unique genetic signature in the 23andMe database. This is based on phenotypic associations with autoimmune diseases in one direction, and cancers in the opposite direction.

00:38:56:12	Our team took this signature to mine our database using machine learning and artificial intelligence to identify other targets that look just

PG. 35

like this, with this IO signature and that were primarily expressed on immune cells and cancers.

00:39:12:08	We identified that the CD226, CD96 pathway has a strong genetic immuno-oncology signature. And we know that this pathway plays an important role in regulating the function of natural killer cells and T-cells. We selected the target, CD96, because it's a protein that can suppress T-cells and NK cell activation in tumors.

00:39:34:18	And with this antibody, GSK608, by disrupting the interaction between two proteins, CD96 and CD155, it can promote immune cell activation and anti-tumor activity. The phase one program began enrollment last year. We're excited to move it forward. And we anticipate initiating combination dosing later this year.

00:39:57:24	The P006 program is fully owned by 23andMe. Again, we observe an immuno-oncology signature for this target. In addition to the receptor, we also see an IO signature for the ligand and also for the most proximal member of the cell signaling pathway.

PG. 36

00:40:15:17	And we believe this indicates there is a strong genetic link between this target pathway and cancer. The P006 antibody blocks the suppression of T-cells by tumors and reactivates their immune response. And we've identified high expression of the ligand in some tumors, as shown here in this immunohistochemistry section, with strong membranous staining of malignant cells in a small cell lung cancer.

00:40:41:12	And this marker has the potential to serve as a tool for patient selection in our clinical trials. The program recently initiated IND-enabling studies and we hope to commence a phase one clinical trial later this year. We've seen a rapid acceleration in the discovery of genetically identified targets from the database.

00:41:02:17	And would anticipate continued momentum and growth moving forwards. And this graph plots the number of those targets and estimated future targets. Our GSK partnership provides us with financial flexibility to advance programs on a 50/50 collaboration basis, or instead to opt out and take the royalty option that I spoke about earlier.

00:41:22:26	We anticipate continued growth of fully owned programs at 23andMe

PG. 37

and the potential for additional, non-exclusive partnerships post the term of the GSK collaboration, which has approximately 18 to 30 months to run. Thank you for your attention. I'll now hand you over to Steve, who will walk you through the financials. Thank you.

STEVE SCHOCH:

00:41:42:22	Thank you, Kenneth. I'm Steve Schoch, the Chief Financial Officer of 23andMe. We're going to talk about two things here today. First, talk a little bit about how our business objectives have shaped our financial strategy in the past two or three years.

00:41:59:22	And then a little bit of perspective on what's driving growth in our forecast period. You've heard both Anne and Kenneth talk about the benefits that we derive from scale, getting our data platform to scale. And it's been meaningful. In the finances of the company, it was the singular focus on the way that we were resourcing the company in the past two or three years.

00:42:26:11	And certainly has shaped our historic financial statements based on the way we were running the company. Anne showed you the buildup of customers earlier in the presentation, and that's reproduced here in the

PG. 38

blue bars. In the light blue is the amount of marketing resources that we put into the effort to build that data platform.

00:42:47:16	And so scale was the number one priority for several years. But as we began to see that ten million customer objective coming into view, we began to plan and execute to move the consumer business back towards a profitable growth footing.

00:43:07:27	And getting to more of an efficient frontier on the marketing front. And so that's been the way in which we've fueled the buildup of the platform with our personal genetics service business. Just to ground you for our fiscal year convention, so fiscal year 21 shown here on the right is the year that we're currently in.

00:43:26:28	Our fiscal year runs from April 1st to March 31st. And fiscal year 21 will end in about 60 days, on March 31st of this year. As we moved forward with the entirety of the business and thought about the future, we believed that we needed to get the totality of the consumer segment on a cash flow positive foundation to give us the flexibility to invest in other growth opportunities in the company.

PG. 39

00:43:55:07	This page shows at the top the adjusted EBITDA for the totality of the consumer segment, which includes that personal genetics service business we saw on the prior page. It includes research services, which is our fee for service business, and now includes revenue coming from the subscription business.

00:44:17:10	What you see here is in fiscal 21, we're on the doorstep of getting to break even. This has been a multipart program. So we talked about getting that marketing to efficiency. You can see the numbers at the bottom here on that.

00:44:34:05	But we've taken lots of other steps along the way. So we began to focus the promotion of the company on the health product and move away from promoting and focusing on the ancestry product. The health product has a list price that's twice the ancestry product price.

00:44:52:08	And they have the same cost of goods. So as we began to focus our attention on that, we began to see average selling price and margins improve. It's a bigger market, so we're facing off and putting resources

PG. 40

against a better growth opportunity to begin with.

00:45:08:13	We took other actions on other operating expenses to get efficient. And all of that has had this dramatic effect that you can see here on the page. And margins will keep improving with this business, which is helping us a lot as that subscription business becomes a bigger and bigger part of the mix here.

00:45:25:11	And so that's having a meaningful effect over time on profitability as well. If we turn to a little perspective on growth drivers, there are three things here on the page that are almost in chronological importance to us in terms of growth.

00:45:40:28	So on the left, you see our expectations for the personal genetics service business expressed as kits sold on an annual basis. So again, fiscal 21 is this year. One of the things to note about fiscal 21, when we began that fiscal year in April of last year, we were just in the midst of understanding how profound the effect of COVID might be on consumer behavior.

00:46:12:17	And we took a very conservative approach to running the business this

PG. 41

year. And we basically took all of our television advertising out of the business. You saw that reflected in those marketing numbers on the prior page.

00:46:25:22	One of the things that we are doing going forward is we're starting to put more resources back on the television front to a more normal footing. And given the strong tone of the business right now as we observe our daily run rates being up year on year, we feel like this is an achievable forecast for that business.

00:46:47:28	Anne talked about the subscription business earlier. It's soft launch still, so we're not promoting it either actively to the existing customer base, nor to the public. And so as we turn resources on to start promoting to both of those groups, given that we have ten million customers plus the public, we feel like delivering this number of subscribers is a pretty reasonable number to put out there and very achievable.

00:47:13:24	And then finally, the longer-term growth driver for revenue for the company will be coming from therapeutics. And Kenneth talked about this number of cumulative targets. I just wanted to give a little

PG. 42

perspective on how we build this forecast.

00:47:30:04	The output that we're currently observing from the data platform this year is the basis for this ongoing forecast. So we don't assume that there's an acceleration of actual annual output. That remains consistent. And this is the accumulation that you would see of those validated targets, up and down the portfolio spectrum from freshly validated, to up through the clinical programs.

00:47:58:28	And so these are the shots on goal as we think about it for our future revenue. And we think they are pretty achievable based on the assumptions that are behind them. The final thought on finances, the top part of this page, you've seen these numbers on the prior slides.

00:48:14:17	I want to bring your attention to the bottom of the page to the operating cash flow, the adjusted EBITDA. And we talked about the consumer segment, which is the second to the bottom line beginning to produce cash resources for the company to help us with our resourcing of growth opportunities.

PG. 43

00:48:33:02	The overall adjusted EBITDA of the company shown on the bottom line is the net cash that the company will be utilizing as we fund growth opportunities across the range of our businesses, including a growing commitment on the therapeutics front.

00:48:48:06	And when we complete this merger with VGAC we'll come out of that with between the SPAC’s cash, this pipe that we're marketing and our own cash on the balance sheet, we'll come out of that with over $900 million on our balance sheet. And when you look at that against those cash needs to fund all of the growth that we've expressed here in this presentation, we feel like we can do everything we need to do to drive the growth of this company and have resources as other opportunities present themselves along the continuum. So with that, I will hand it back to Anne.

ANNE WOJCICKI:

00:49:29:24	Excellent. Thank you, Kenneth, and thank you, Steve. So I just want to conclude what I think is actually this incredible opportunity that again, I think we've been envisioning since day one, is that consumer scale. We have critical mass of our platform, of customers, of engagement to really be able to execute on the two visions.

PG. 44

00:49:53:24	How are we going to really usher in a new era of a genetics-driven primary care experience that really helps our customers be healthier? And second is, how do we really leverage all this information that we have, all the contributions from our customers to make meaningful discoveries?

00:50:15:03	And then translate those discoveries into a significantly more efficient drug discovery process where our customers then in turn will be able to benefit by having personalized treatments for conditions that they cannot prevent. So I'm incredibly excited about the opportunity and would love to hand it over now to Evan to talk through the transaction details.

EVAN LOVELL:

00:50:40:03	Thanks, Anne. So this transaction's being structured on a post-money enterprise value of $3.5 billion. This includes $509 million of cash from VG Acquisition Corp., and $250 million of committed pipe financing. This will all go to fund growth of the company.

00:51:00:12	And as Steve mentioned, post-transaction, if you look at the transaction

PG. 45

with cash on the balance sheet, this will fund over $900 million to fuel growth for the company going forward. So we're thrilled with the prospects of this company going forward. And thank you very much for hearing the story and spending your time with us.

* * *END OF TRANSCRIPT* * *